                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   FORM 11-K

     [x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the fiscal year ended    December 25, 2000
                                    ----------------------------------------

     [_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from _____________ to _______________


Commission File Number      1-9684
                       ---------------------



         CHART HOUSE ENTERPRISES, INC. CORPORATE EMPLOYEES 401(k) PLAN (Employer Identification Number 33-0147725, Plan Number 001)
-------------------------------------------------------------------------------
                             (Full title of plan)

                         CHART HOUSE ENTERPRISES, INC.
-------------------------------------------------------------------------------
           (Name of issuer of securities held pursuant to the plan)



            640 North LaSalle, Suite 295, Chicago, Illinois,  60610
-------------------------------------------------------------------------------
       (Address of principal executive offices of issuer of securities)

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                        CHART HOUSE ENTERPRISES, INC.
                                        CORPORATE EMPLOYEES 401(k) PLAN

                                        By:  The 401(k) Plan Committee


Date:  June 20, 2001                    /S/ SUSAN M. MORLOCK
                                        ------------------------------------
                                        Susan M. Morlock
                                        Member

                                        /S/ KENNETH POSNER
                                        ------------------------------------
                                        Kenneth Posner
                                        Member

Chart House Enterprises, Inc.
Corporate Employees 401(k) Plan

Financial Statements and Schedules
As of December 25, 2000, and December 27, 1999
Together With Auditors' Report





Employer Identification Number 33-0147725
Plan Number 001

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To 401(k) Plan Committee of
Chart House Enterprises, Inc.
Corporate Employees 401(k) Plan:


We have audited the accompanying statements of net assets available for benefits of CHART HOUSE ENTERPRISES, INC. CORPORATE EMPLOYEES 401(k) PLAN (the "Plan") as of December 25, 2000, and December 27, 1999, and the related statement of changes in net assets available for benefits for the year ended December 25, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Chart House Enterprises, Inc. Corporate Employees 401(k) Plan as of December 25, 2000, and December 27, 1999, and the changes in net assets available for benefits for the year ended December 25, 2000, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of the year and nonexempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ Arthur Andersen LLP

Chicago, Illinois
June 20, 2001

                         CHART HOUSE ENTERPRISES, INC.
                        CORPORATE EMPLOYEES 401(k) PLAN



                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                As of December 25, 2000, and December 27, 1999
         (Employer Identification Number 33-0147725, Plan Number 001)


                                                     2000              1999
                                                  ----------        ----------
ASSETS:
 Investments (Note 3)                             $3,283,378        $4,718,738
                                                  ----------        ----------
 Receivables-
   Participant contributions                          21,205            42,423
   Company contributions                               2,491             6,929
                                                  ----------        ----------
           Total receivables                          23,696            49,352
                                                  ----------        ----------
           Total assets                            3,307,074         4,768,090
                                                  ----------        ----------
PAYABLES:
 Excess annual additions & other payables             67,784            37,159
                                                  ----------        ----------

NET ASSETS AVAILABLE FOR BENEFITS                 $3,239,290        $4,730,931
                                                  ==========        ==========

        The accompanying notes are an integral part of these statements.

                         CHART HOUSE ENTERPRISES, INC.
                        CORPORATE EMPLOYEES 401(k) PLAN



                      STATEMENT OF CHANGES IN NET ASSETS
                            AVAILABLE FOR BENEFITS

                     For the Year Ended December 25, 2000

         (Employer Identification Number 33-0147725, Plan Number 001)


ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income (Note 3)-
    Net depreciation in fair value of investments              $ (326,500)
    Interest and dividends                                        205,350
    Other Income                                                   19,215
                                                               ----------
          Total investment income (loss)                         (101,935)
                                                               ----------
  Contributions-
    Participant                                                   527,287
    Company                                                        98,846
                                                               ----------
          Total contributions                                     626,133
                                                               ----------
          Total additions                                         524,198
                                                               ----------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Benefits paid to participants                                 1,489,844
  Administrative fees                                              11,675
                                                               ----------
          Total deductions                                      1,501,519
                                                               ----------
          Net decrease                                           (977,321)

TRANSFERS BETWEEN PLANS                                          (514,320)

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                             4,730,931
                                                               ----------
  End of year                                                  $3,239,290
                                                               ==========

        The accompanying notes are an integral part of this statement.

                         CHART HOUSE ENTERPRISES, INC.
                        CORPORATE EMPLOYEES 401(k) PLAN


                         NOTES TO FINANCIAL STATEMENTS

                   December 25, 2000, and December 27, 1999

         (Employer Identification Number 33-0147725, Plan Number 001)

1. PLAN DESCRIPTION

   Chart House Enterprises, Inc. (the "Company") established the Chart House Enterprises, Inc. Corporate Employees 401(k) (formerly "Thrift") Plan (the "Plan") effective January 1, 1986. The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. As of July 1998, the Plan is administered by, and all Plan investments are held by, Scudder Trust Company (the "Trustee"). Participation in the Plan is available to substantially all corporate employees with a job title classification A01 through E60 who have completed at least six months and 500 hours of service and who have reached the age of 21. In 1996, the Plan changed its year-end to conform to the Company's reporting method, a 52- /53-week fiscal year ending on the last Monday closest to the calendar year-end.

   Contributions

   Contributions to the Plan are made by the participants and are matched by the Company. Participants may contribute from 1% to 10% of their gross pay. The Company will make a basic matching contribution of 25% of the first 5% of a participant's contribution, not to exceed 2.5% of employees' earnings or $1,250 for the Plan year, whichever is less, and will make a supplemental quarterly matching contribution of an additional 25% of the first 5% of a participant's contribution, not to exceed $1,250 or 1.25% of earnings, whichever is less, if the Company meets or exceeds targeted results of operations, as determined by the Board of Directors. Participant contributions are invested by the Trustee in one or more specified funds as designated by each participant. Company contributions are invested based upon the participant's election to their investment account.

   Vesting

   Participants are immediately vested in their own contributions and any investment earnings thereon. Vesting in the Company's matching contributions and any investment earnings thereon is based on years of service. A participant vests at the rate of 20% per year and becomes fully vested after five years of service; however, in the event of termination due to retirement, disability or death, participants become fully vested regardless of years of service.

   Participant Accounts

   Each participant's account is credited with the participant's contributions and the participant's share of the Company's contributions, together with earnings and losses thereon. Forfeitures of nonvested amounts are to be used solely to offset future Company matching contributions. At December 25, 2000, and December 27, 1999, forfeited nonvested amounts totaled $20,789 and $19,214, respectively.

   Payment of Benefits

   Upon termination of service due to retirement or disability, a participant may elect to receive distribution of benefits in either a lump sum or partial payments, with the remaining balance distributed at the end of the quarter. If the termination of service is for any other reason, distribution of benefits will be made in a lump-sum payment. Participants may apply for hardship distributions under certain circumstances.

   Transfers Between Plans

   Transfers between plans occur when there is a change in employee job title classifications which results in a transfer of any related balances between this Plan and the Chart House Enterprises, Inc. Restaurant Employees 401(k) Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Use of Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

   Investment Valuation and Income Recognition

   Investments are stated at fair value based primarily on the quoted market prices of the underlying securities of each fund, as determined by the trustee. A majority of the Stable Value Fund is invested in guaranteed investment contracts, which are fully benefit responsive. Investments in this fund are valued at contract value, which the trustee has determined to approximate fair value. The aggregate crediting interest rate and the aggregate average yield for the Stable Value Fund was 6.4% for the year ended December 25, 2000.

   Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

   Reclassifications

   Certain 1999 amounts were reclassified to conform to the current year presentation.

3. INVESTMENTS

   The following presents investments that represent 5% or more of the Plan's net assets:


                                                                          2000               1999
                                                                       ----------         ----------
           Scudder Stable Value Fund (309,021 and 403,579
            shares, respectively)                                      $  309,021         $  403,579
           Scudder Income Fund (13,795 and 20,140 shares,
            respectively)                                                 173,822            246,911
           Scudder Growth and Income Fund (47,332 and 78,433
            shares, respectively)                                       1,199,854          2,062,009
           Scudder Pathway Moderate Port Fund (63,731 and
            90,247 shares, respectively)                                  845,080          1,330,244
           Chart House Company Stock Fund (78,165 and 91,948
           shares, respectively)                                          332,203            402,273
                                                                       ==========         ==========


   During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $326,500 as follows:

          Mutual funds               $ (334,147)
          Common stock                    7,647
                                     ----------
                                     $ (326,500)
                                     ==========

4. INCOME TAX STATUS

   The Internal Revenue Service has determined and informed the Company by letter dated June 26, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5. PLAN TERMINATION

   Although it has not expressed any intent to do so, the Company has the right under the Plan to amend or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the value of each participant's account will become fully vested and nonforfeitable. In no event may the assets of the Plan revert to the Company.

6. ADMINISTRATIVE EXPENSES

   The Company pays the Plan's administrative expenses. These expenses include, but are not limited to, trustee, legal and accounting fees. Transaction-related costs such as commissions are deducted from participant accounts and are reflected on the Statement of Changes in Net Assets Available for Benefits.

7. NONEXEMPT TRANSACTION

   In 2000 and 1999, the Company was late in funding certain participant contributions to the Plan. These late contributions are detailed on the Schedule of Nonexempt Transactions.


8. RECONCILIATION TO FORM 5500

   At December 25, 2000, and December 27, 1999, the Plan had $0 and $8,615, respectively, of pending distributions to participants. This amount is recorded as a liability in the Plan's Form 5500; however, this amount is not recorded as a liability in accordance with accounting principles generally accepted in the United States.

   The following table reconciles net assets available for benefits per the financial statements to the Form 5500 as filed by the Company for the year ended December 27, 1999:

                                                            Net Assets
                                              Total         Available
                                            Liabilities    for Benefits
                                            -----------    ------------

1999-
  Per financial statements                   $  37,159      $4,730,931
  Accrued benefit payments                       8,615          (8,615)
  Reversal of 1998 accrual for benefit
    payments                                       -               -
                                             ---------      ----------
           Per Form 5500                     $  45,774      $4,722,316
                                             =========      ==========

                         CHART HOUSE ENTERPRISES, INC.
                        CORPORATE EMPLOYEES 401(k) PLAN



                    SCHEDULE OF ASSETS HELD FOR INVESTMENT
                            PURPOSES AT END OF YEAR

                               December 25, 2000

         (Employer Identification Number 33-0147725, Plan Number 001)

                                                                     Fair
Identity of Party Involved/Description                              Value
--------------------------------------                            ----------
*SCUDDER TRUST COMPANY:
    Stable Value Fund                                             $  309,021
    Income Fund                                                      173,822
    Growth and Income Fund                                         1,199,854
    International Fund                                               120,353
    Value Fund                                                        45,838
    Pathway Moderate Port Fund                                       845,080
    Pathway Series--Conservative Fund                                    102
    Pathway Series--Growth Fund                                       70,690
    21st Century Growth Fund                                          79,589
    Large Company Growth Fund                                         11,067
 JANUS MERCURY FUND                                                   95,757
*CHART HOUSE COMPANY STOCK FUND                                      332,203
*CHART HOUSE COMPANY STOCK PENDING FUND                                    2
                                                                  ----------
           Total investments held                                 $3,283,378
                                                                  ==========

                              *Party in interest.

         The accompanying notes are an integral part of this schedule.

                         CHART HOUSE ENTERPRISES, INC.
                       CORPORATE EMPLOYEES' 401(K) PLAN



                      SCHEDULE OF NONEXEMPT TRANSACTIONS

                     For the Year Ended December 25, 2000

         (Employer Identification Number 33-0147725, Plan Number 001)

                            Relationship of Plan,    Description of Transaction, Including                            Interest
      Identity of             Employer or Other        Maturity Date, Rate of Interest,                    Amount     Incurred
     Party Involved           Party in Interest        Collateral, Par or Maturity Value                   Loaned      on Loan
------------------------    ----------------------   -------------------------------------                 -------    ---------
Chart House
  Enterprises, Inc.         Plan Sponsor             Lending of monies from the Plan to the Plan Sponsor
                                                     (contributions not remitted to the Plan on time) as    $ 6,747    $    622
                                                     follows:                                               =======    ========

                                                     Deemed loan occurred October 20, 2000,
                                                     maturity May 18, 2001, with interest at
                                                     various rates.


The accompanying notes to financial statements and supplemental schedules are an integral part of this schedule.

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



As independent public accountants, we hereby consent to the incorporation of our report included in this annual report on Form 11-K for Chart House Enterprises, Inc. Corporate Employees 401(k) Plan into Chart House Enterprises Inc.'s previously filed Registration Statement File No. 33-34947 for the Plan.



/s/ Arthur Andersen LLP

Chicago, Illinois
June 20, 2001